AGENIX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

082-34639

08000175

SEC#82-5258

SEC Mail
Mail Processing
Section

JAN 02 2008

Washington, DC
106

20 December 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 20 December 2007

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Erica Headlam
Accountant

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

1/14

AGENIX

20 December 2007

AGENIX APPOINTS NEW CEO

The Agenix Board has appointed Dr Stephen Phua, MBBS, MFPM, as Chief Executive Officer and Managing Director effective from 3 January 2008.

The appointment of Dr Phua follows a joint recommendation to the Agenix Board by Chairman, Mr Ravi Govindan, and current CEO and Managing Director, Mr Neil Leggett.

Dr Phua, who was until recently the President of IMS Asia Pacific, is a well-connected and internationally recognised senior executive in the pharmaceutical and healthcare industries. IMS is a leading provider of business intelligence and strategic consulting services for the pharmaceutical and healthcare industries, has over 7,600 employees globally and has a presence in over 100 countries. He has extensive knowledge of product commercialisation requirements in the Asia Pacific, particularly China, Indonesia, Japan, Korea, Taiwan, Singapore, Australia and New Zealand.

Dr Phua received his medical degree from the University of Singapore. He is a member of several professional associations, including the Faculty of Pharmaceutical Medicine of the Royal College of Physicians. He was a member of the advisory board of the Bioinformatics Center in Singapore.

In addition, Dr Phua served as Group General Manager of Parkway Group Healthcare before joining Onemedhub, a Parkway associated company, as its Chief Executive Officer. He was the Vice President and Managing Director for Clinical Services, Covance Asia Pacific in 1998. Based in the Singapore office, Dr Phua was responsible for all clinical operations in the Asia-Pacific region, including Japan, China, Central Asia, Australia, and New Zealand. Covance is one of the largest Contract Research Organizations in the world.

Dr Phua's full resume is attached as an Appendix.

Agenix Chairman, Mr Ravi Govindan stated: "It is a coup to snare an internationally recognised talent like Dr Phua. He will operate from an office in Singapore, which provides a central base to visit our China and Australian operations, as well as our North American sites conducting the current ThromboView® clinical trial. Dr Phua will spend much of his time in China where he has considerable contacts and product marketing expertise. He is an extremely well-known and highly respected healthcare industry strategist."

"The Board is tremendously appreciative of Mr Neil Leggett's tireless efforts as CEO over the past two years, which have resulted in a platform for what will be a strong growth phase. Mr Leggett will continue to provide service to Agenix in a changed role, Mr Govindan said."

Mr Leggett, who was appointed CEO and Managing Director of Agenix in December 2005, and for the 2 ½ years prior to that was Chief Financial Officer/Finance Director and Company Secretary, will remain a director of Agenix. He will also assume the role of Company Secretary. The Board will also contract Mr Leggett for a consultancy period to assist Dr Phua and the Board with transitional issues and in relation to the Australian operations, where the workforce now numbers around only 20 people. He will also assist with corporate communications in Australia, company secretarial issues and legal affairs, as well as assist with finance and administration requirements in Australia.

Mr Leggett commented: "Dr Phua is clearly the right person with the right skills and connections to take Agenix to the next stage in its transformation. Two years ago Agenix required considerable re-structuring. The non-performing diagnostic test businesses have been sold or related intellectual property out-licensed. The ThromboView® project has been substantially advanced. Our acquisition in China is a sensational investment for Agenix shareholders. Dr Phua is best placed to obtain maximum leverage from the platform we have created."

The newly appointed Dr Phua stated: "It is indeed an honour to be appointed as the CEO of one of the oldest biotech companies in Australia with a strong legacy of innovation. The acquisition of an innovative adefovir molecule via SHRG in China allows Agenix to enter into the fast growing novel generic sector with focus on anti-viral and anti-cancer therapies that will meet significant unmet needs in viral diseases such as chronic hepatitis B and cancers."

"The clinical trial results of ThromboView® are also very promising and it will be my duty to define a clear commercial strategy for this crown jewel of the company for which substantial investment has been made to date. We also need a longer term view on how we could leverage on our competency and leadership in the monoclonal antibodies research in blood clots for a wider therapeutic opportunity for coronary diseases and stroke," he said.

"I would like to extend my congratulations and sincerest gratitude to Neil and his team for their efforts in restructuring the company and they have built a solid foundation for Agenix to leapfrog to another level," Dr Phua added.

In other changes, Mr Robert Irons will take up a position as Financial Controller at Agenix in Brisbane from 2 January 2008 and Mr Tan Kok See commenced as Financial Controller of Agenix Biopharmaceutical (Shanghai) on 10 December 2007.

With the above changes, Mr Karl Schlobohm, current Director responsible for finance and also Company Secretary, will resign as Company Secretary and act as a non-executive director and Chairman of the Audit Committee.

ENDS

For more information contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Ph: +65 9878 1233

Appendix

Resume of Dr Stephen Phua, MBBS., MFPM.

Stephen Phua, M.D. is currently the President of IMS Asia Pacific. He was the Group General Manager of Parkway Group Healthcare before joining Onemedhub, a Parkway associated company, as its Chief Executive Officer. Parkway is a listed company in Singapore that owns 12 hospitals in S E Asia. He was the Vice President and Managing Director for Clinical Services, Covance Asia Pacific in 1998. Based in the Singapore office, Stephen was responsible for all clinical operations in the Asia-Pacific region, including Japan, China, Central Asia, Australia, and New Zealand. Covance is one of the largest Contract Research Organizations in the world.

Stephen ran a private equity Life Science Fund in 1999 and the fund invested in a start-up with a novel platform technology in drug delivery, which was a resounding success. He has extensive pharmaceutical industry experience in the Asia-Pacific region. In 1987, he joined Wellcome as a Regional Medical Director, Southeast Asia, where he organized clinical trials and participated in the regional commercial launch of key antiviral medications, including one of the first Interferon to reach the market, Wellferon. As General Manager of Wellcome's Singapore operation, Stephen managed six diverse divisions, including pharmaceuticals and diagnostics. Subsequently, he was appointed President and Founding Director of the company's first wholly owned subsidiary in Korea in 1993.

In 1995, following the merger of Glaxo and Wellcome, Stephen joined Rhône Poulenc Rorer as Oncology Business Director, Asia Pacific. In this position, he helped the company with a fledgling oncology franchise to gain a foothold in the region's growing oncology market. Stephen established two advisory boards to help the company identify and develop new treatments for common types of cancer found in Asia, and orchestrated the regional launch of two major anti-cancer agents. Stephen was also the Head of the Oncology Business Unit of Rhône -Poulenc Rorer Japan and was responsible for organizing the start-up team in Marketing and Medical Affairs in Japan. Taxotere was a major success and the sales in Japan were only third to the United States and France when he left after 3 years on the job.

Stephen received his medical degree from the University of Singapore. He is a member of several professional associations, including the Faculty of Pharmaceutical Medicine of the Royal College of Physicians. He was a member of the advisory board of the Bioinformatics Center in Singapore. He was also on the board of Apex, a contract research organization based in Taipei and is a Council member of the Business Angel Networks of SE Asia.

END